SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2005

HUTCHISON TELECOMMUNICATIONS

INTERNATIONAL LIMITED

(Translation of Registrant’s Name into English)

20/F, Hutchison Telecom Tower

99 Cheung Fai Road

Tsing Yi

Hong Kong

(Address of Registrant’s Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

Form 20-F  ☒        Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

EXHIBITS

Exhibit	Description
1.1	Press announcement dated November 8, 2005 regarding the key performance indicators for the third quarter of 2005.

1.2	Press release dated November 8, 2005 regarding the key performance indicators for the third quarter of 2005.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 9, 2005

HUTCHISON TELECOMMUNICATIONS INTERNATIONAL LIMITED

By:	/s/ Chan Ting Yu
Chan Ting Yu
Executive Director

Exhibit 1.1

(incorporated in the Cayman Islands with limited liability)

(Stock Code: 2332)

ANNOUNCEMENT

Consistent with the Company’s prior practice to enhance the transparency of the Group and to provide information with which its shareholders, investors and the public may better appraise the business performance of the Group, the Board announces certain selected unaudited key performance indicators for the third quarter of 2005.

The Company discloses selected unaudited key performance indicators of the Group’s mobile telecommunications businesses on a quarterly basis in order to enhance the transparency of the Group and to provide information with which our shareholders, investors and the public may better appraise the business performance of the Group.

SELECTED UNAUDITED KEY PERFORMANCE INDICATORS FOR THE 3 MONTHS ENDED 30 SEPTEMBER 2005

The Group’s mobile customer base was approximately 15,064,000 as at 30 September 2005. The key performance indicators for the third quarter of 2005 and the comparative figures for the four previous quarters are as follows:

Customer Base

	Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	1,920	1,341	579	1,890	1,316	574	1,883	1,291	592	1,862	1,270	592	1,833	1,248	585
India	9,709	2,455	7,254	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554
Israel	2,480	1,741	739	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693
Thailand	719	340	379	676	329	348	662	344	318	615	362	253	585	407	178
Others	236	X	X	332	X	X	293	X	X	244	X	X	205	X	X

GROUP MOBILE TOTAL	15,064			13,748			13,008			12,220			11,243

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter.
(6)	The definition of Prepaid Customer for Hong Kong (incl Macau) has been changed from previous KPI announcements and the prior periods restated by using “the activated prepaid customers” in lieu of “total prepaid customers”. Had the previous definition of prepaid customers been used, the Customer Base for Hong Kong (incl Macau) would be as follows:

	Q3 2005			Q2 2005			Q1 2005			Q4 2004			Q3 2004
	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,132	1,341	791	2,226	1,316	910	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928

(7)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(8)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

ARPU1

		Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	154	207	33	154	209	31	145	199	31	156	210	40	151	205	36
India	INR	518	1,106	305	554	1,150	316	568	1,178	313	589	1,247	318	583	1,293	318
Israel	NIS	162	X	X	157	X	X	157	X	X	167	X	X	176	X	X
Thailand	THB	623	941	331	690	1,011	293	745	1,155	260	876	1,187	313	927	1,116	334
Others	USD	6.76	X	X	9.17	X	X	9.36	X	X	10.68	X	X	12.39	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

MOU1

	Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	454	628	51	423	593	46	394	558	45	407	573	50	396	558	51
India	369	687	254	351	654	230	342	629	222	337	625	219	334	662	211
Israel	306	X	X	296	X	X	289	X	X	288	X	X	291	X	X
Thailand	396	529	273	341	468	212	381	513	223	422	524	238	441	513	278
Others	145	X	X	140	X	X	157	X	X	179	X	X	184	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

Churn1

	Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.4%	7.3%	4.6%	2.8%	7.2%
India	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%	6.4%	5.8%	6.7%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%
Israel	1.1%	X	X	1.2%	X	X	1.3%	X	X	1.0%	X	X	0.9%	X	X
Thailand	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%	7.9%	5.2%	11.0%	7.3%	6.7%	8.5%	n.m.	n.m.	7.0%
Others	3.4%	X	X	3.1%	X	X	2.4%	X	X	5.2%	X	X	2.1%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period.
(2)	The basis for the calculation has been changed from previous KPI announcements and the prior periods restated by using “the weighted average number of activated customers for the period” in lieu of “customers number at the beginning of the period”. Had the previous basis for the calculation been used, the Churn % would be as follows:

	Q3 2005			Q2 2005			Q1 2005			Q4 2004			Q3 2004
	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.7%	2.5%	8.1%	4.1%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%
India	5.2%	5.5%	5.1%	6.1%	5.1%	6.5%	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%
Israel	1.1%	X	X	1.2%	X	X	1.3%	X	X	1.0%	X	X	0.9%	X	X
Thailand	6.3%	3.9%	8.6%	7.9%	4.4%	11.7%	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%
Others	3.4%	X	X	2.7%	X	X	2.4%	X	X	4.2%	X	X	2.4%	X	X

(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(5)	n.m. indicates not meaningful.

The Board wishes to remind investors that the above key performance indicators are based on the Group’s unaudited internal records.

Investors are cautioned not to unduly rely on such data.

DEFINITIONS

“Board”	the board of Directors

“Company”	Hutchison Telecommunications International Limited, a company incorporated in the Cayman Islands, whose shares are listed on the Main Board of the Stock Exchange (Stock Code: 2332) and American depositary shares are listed on New York Stock Exchange, Inc. (Ticker: HTX)

“Directors”	directors of the Company

“Group”	the Company and its subsidiaries

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“KPI”	key performance indicator

“Listing Rules”	Rules Governing the Listing of Securities on the Main Board of the Stock Exchange

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary”	has the meaning ascribed to it in Listing Rule 1.01

“United States”	the United States of America, its territories, its possessions and all areas subject to its jurisdiction

“HKD” or “HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“INR”	Indian Rupees, the lawful currency of India

“NIS”	New Israeli Shekels, the lawful currency of Israel

“THB”	Thai Baht, the lawful currency of Thailand

“USD”	United States dollars, the lawful currency of the United States

As at the date of this announcement, the Directors are:

Executive Directors:	Non-executive Directors:
Mr. Dennis Pok Man LUI	Mr. FOK Kin-ning, Canning
Mr. Tim PENNINGTON	Mrs. CHOW WOO Mo Fong, Susan
Mr. CHAN Ting Yu	Mr. Frank John SIXT
Mr. WOO Chiu Man, Cliff
Ms. NARDI, Kar Wai Agnes	Independent Non-executive Directors:
Mr. KWAN Kai Cheong
Mr. John W. STANTON
Mr. Kevin WESTLEY

By Order of the Board

Edith Shih

Company Secretary

Hong Kong, 8 November 2005

Exhibit 1.2

PRESS RELEASE

HUTCHISON TELECOM REPORTS STRONG GROWTH

IN MOBILE CUSTOMER BASE IN THIRD QUARTER

HONG KONG, 8 November 2005 - Hutchison Telecommunication International Limited (“Hutchison Telecom”, “the Company”: SEHK:2332, NYSE: HTX) today announced that it added 1.3 million customers in the third quarter, up 9.6% from the previous quarter.

Hutchison Telecom’s mobile customer base rose to 15.1 million as at 30 September 2005, surging 34% from a year earlier, according to unaudited key performance indicators for the third quarter released by the Company.

Dennis Lui, Chief Executive Officer, Hutchison Telecom, said:

“We are pleased to see the continuous growth in our customer base worldwide, an excellent result of our focused strategy of investing in emerging markets with high growth potential.

“Going forward, we expect to see a further boost to customer numbers with the planned acquisitions in India and our new operations in Vietnam and Indonesia. These will continue to be our key markets for expansion.”

Tim Pennington, Chief Financial Officer, Hutchison Telecom, said:

“The competitive operating environment has, as expected, resulted in a slight decline in ARPU levels in most markets. Offsetting that, we saw a pleasing trend in underlying churn with relatively fewer customers leaving our network in the third quarter.”

– End –

For further information, please contact:

Mickey Shiu

Hutchison Telecom

Work +852 2128 3107

Mobile +852 9092 8233

E-mail mickeyshiu@htil.com.hk

Notes to editors:

About Hutchison Telecommunications International Limited

Hutchison Telecommunications International Limited (Hutchison Telecom or the Group) is a leading global provider of telecommunication services.

The Group currently offers mobile and fixed-line telecommunication services in Hong Kong, and operates or is rolling out mobile telecommunication services in Macau, India, Israel, Thailand, Sri Lanka, Ghana, Indonesia and Vietnam. It was the first provider of 3G mobile services in Hong Kong and Israel and operates brands including “Hutch”, “3” and “Orange”.

Hutchison Telecom is a listed company with American Depositary Shares quoted on the New York Stock Exchange under the ticker HTX and shares listed on the Stock Exchange of Hong Kong under the stock code 2332.

A subsidiary of the Hong Kong-based Hutchison Whampoa Group, Hutchison Telecom is dedicated to providing superior telecommunication services in markets with high growth potential. For more information about Hutchison Telecom, see www.htil.com.

Customer Base

	Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	1,920	1,341	579	1,890	1,316	574	1,883	1,291	592	1,862	1,270	592	1,833	1,248	585
India	9,709	2,455	7,254	8,441	2,364	6,077	7,798	2,265	5,533	7,159	2,135	5,024	6,351	1,797	4,554
Israel	2,480	1,741	739	2,409	1,690	719	2,372	1,666	706	2,340	1,640	700	2,269	1,576	693
Thailand	719	340	379	676	329	348	662	344	318	615	362	253	585	407	178
Others	236	X	X	332	X	X	293	X	X	244	X	X	205	X	X

GROUP MOBILE TOTAL	15,064			13,748			13,008			12,220			11,243

Notes:

(1)	A customer is defined as a Postpaid Customer or a Prepaid Customer who has a Subscriber Identity Module (“SIM”) or Universal Subscriber Identity Module (“USIM”) that has access to the network for any purpose, including voice, data or video services.
(2)	Postpaid Customers are defined as those whose mobile telecommunications service usage is paid for in arrears upon receipt of the mobile telecommunications operator’s invoice and who have not been temporarily or permanently suspended from service.
(3)	Prepaid Customers are defined as customers with prepaid SIM cards or prepaid USIM cards that have been activated but not been used up or expired at period end.
(4)	All numbers quoted on the basis of the total customer base of the operation irrespective of the Company’s ownership percentage.
(5)	All numbers quoted as at last day of the quarter
(6)	The definition of Prepaid Customer for Hong Kong (incl Macau) has been changed from previous KPI announcements and the prior periods restated by using “the activated prepaid customers” in lieu of “total prepaid customers”. Had the previous definition of prepaid customers been used, the Customer Base for Hong Kong (incl Macau) would be as follows:

Customer Base

	Q3 2005			Q2 2005			Q1 2005			Q4 2004			Q3 2004
Country	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)	Total (’000)	Postpaid (’000)	Prepaid (’000)
Hong Kong (incl Macau)	2,132	1,341	791	2,226	1,316	910	2,204	1,291	913	2,195	1,270	925	2,176	1,248	928

(7)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(8)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

ARPU1

		Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Currency	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	HKD	154	207	33	154	209	31	145	199	31	156	210	40	151	205	36
India	INR	518	1,106	305	554	1,150	316	568	1,178	313	589	1,247	318	583	1,293	318
Israel	NIS	162	X	X	157	X	X	157	X	X	167	X	X	176	X	X
Thailand	THB	623	941	331	690	1,011	293	745	1,155	260	876	1,187	313	927	1,116	334
Others	USD	6.76	X	X	9.17	X	X	9.36	X	X	10.68	X	X	12.39	X	X

Notes:

(1)	Average Revenue Per User (“ARPU”) is calculated as the total Service Revenues for the period divided by the weighted average number of activated customers for the period.
(2)	Service Revenues are defined as the direct recurring service revenues plus roaming revenues.
(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

MOU1

	Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	454	628	51	423	593	46	394	558	45	407	573	50	396	558	51
India	369	687	254	351	654	230	342	629	222	337	625	219	334	662	211
Israel	306	X	X	296	X	X	289	X	X	288	X	X	291	X	X
Thailand	396	529	273	341	468	212	381	513	223	422	524	238	441	513	278
Others	145	X	X	140	X	X	157	X	X	179	X	X	184	X	X

Notes:

(1)	Minutes of Use (“MOU”) are calculated as the total minutes carried over the network (2G total airtime usage + 3G voice and video usage, including both inbound and outbound roaming) for the period divided by the weighted average number of activated customers for the period.
(2)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(3)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.

Churn1

	Q3 2005 30 September 2005			Q2 2005 30 June 2005			Q1 2005 31 March 2005			Q4 2004 31 December 2004			Q3 2004 30 September 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.7%	2.5%	8.3%	4.0%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.4%	7.3%	4.6%	2.8%	7.2%
India	5.5%	5.5%	5.5%	6.1%	5.1%	6.5%	6.4%	5.8%	6.7%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%
Israel	1.1%	X	X	1.2%	X	X	1.3%	X	X	1.0%	X	X	0.9%	X	X
Thailand	6.3%	3.8%	8.5%	7.9%	4.4%	11.7%	7.9%	5.2%	11.0%	7.3%	6.7%	8.5%	n.m.	n.m.	7.0%
Others	3.4%	X	X	3.1%	X	X	2.4%	X	X	5.2%	X	X	2.1%	X	X

Notes:

(1)	Churn % represents the average of the monthly churn rates in the period, which are calculated as the average number of disconnections (net of reconnection and internal migration between networks) for the period divided by the weighted average number of activated customers for the period
(2)	The basis for the calculation has been changed from previous KPI announcements and the prior periods restated by using “the weighted average number of activated customers for the period” in lieu of “customers number at the beginning of the period”. Had the previous basis for the calculation been used, the Churn % would be as follows:

Churn

	Q3 2005			Q2 2005			Q1 2005			Q4 2004			Q3 2004
Country	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid	Blended	Postpaid	Prepaid
Hong Kong (incl Macau)	4.7%	2.5%	8.1%	4.1%	2.0%	7.0%	4.3%	2.1%	7.3%	4.5%	2.5%	7.3%	4.6%	2.8%	7.2%
India	5.2%	5.5%	5.1%	6.1%	5.1%	6.5%	6.5%	5.8%	6.8%	8.1%	5.8%	9.1%	8.0%	5.5%	9.0%
Israel	1.1%	X	X	1.2%	X	X	1.3%	X	X	1.0%	X	X	0.9%	X	X
Thailand	6.3%	3.9%	8.6%	7.9%	4.4%	11.7%	7.9%	5.2%	11.3%	7.4%	6.7%	9.0%	n.m.	n.m.	7.8%
Others	3.4%	X	X	2.7%	X	X	2.4%	X	X	4.2%	X	X	2.4%	X	X

(3)	The data for Hong Kong and Israel relates to both 2G and 3G services.
(4)	Others currently comprise Ghana and Sri Lanka. Others in Q2 2005 and prior quarters was comprised of Ghana, Paraguay and Sri Lanka.
(5)	n.m. indicates not meaningful.